UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2018

Commission File Number:  001-37408

DHX Media Ltd.

(Name of registrant)

1478 Queen Street,

Halifax, Nova Scotia, Canada

B3J 2H7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐    Form 20-F          ☒    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHX Media Ltd.

Date: September 24, 2018	By:	/s/ Mark Gosine
Name: Mark Gosine
Title: Corporate Secretary

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Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Credit Agreement dated June 30, 2017 among DHX Media Ltd., Royal Bank of Canada, the Lenders party thereto, RBC Capital Markets and Jefferies Finance LLC
99.2	Omnibus Amendment and Consent dated June 5, 2018 among DHX Media Ltd., Royal Bank of Canada and the other Lenders party thereto

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